Green Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

March 27, 2026

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eranga Dias

Re:	Greene Concepts, Inc.

Offering Statement on Form 1-A (the “Offering Statement”)

Filed March 24, 2026

File No. 024-12727

Ladies and Gentlemen:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified Tuesday, March 31, 2026, at 3:00 p.m. EDT, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Post-Qualification Amendment will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Leonard Greene

Leonard Greene

Chief Executive Officer

Greene Concepts, Inc.